# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Champion Homes, Inc., CIK 0000090896
CUSIP: 830830105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 755 W BIG BEAVER ROAD, SUITE 1000, TROY, Michigan (MI), 48084
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002012383

## Reporting persons
- BlackRock, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 8,619,086; shared voting power 0; sole dispositive power 8,717,612; shared dispositive power 0; aggregate amount beneficially owned 8,717,612 (15.2% of the class)

## Item 1. Issuer
Name of issuer: Champion Homes, Inc.
Address of issuer's principal executive offices: 755 W BIG BEAVER ROAD, SUITE 1000, TROY, MICHIGAN, 48084

## Item 2. Person Filing
Name of person filing: BlackRock, Inc.
Address of principal business office or, if none, residence:
BlackRock, Inc.
50 Hudson Yards
New York, NY 10001
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 8717612
Percent of class: 15.2%
Sole power to vote or to direct the vote: 8619086
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8717612
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The interest of 1 such person, iShares Core S&P Small-Cap ETF, in the common stock of SKYLINE CHAMPION CORPORATION is more than five percent of the total outstanding common stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
BlackRock Life Limited
BlackRock Advisors, LLC
Aperio Group, LLC
BlackRock (Netherlands) B.V.
BlackRock Fund Advisors*
BlackRock Institutional Trust Company, National Association
BlackRock Asset Management Ireland Limited
BlackRock Financial Management, Inc.
BlackRock Japan Co., Ltd.
BlackRock Asset Management Schweiz AG
BlackRock Investment Management, LLC
BlackRock Investment Management (UK) Limited
SpiderRock Advisors, LLC
BlackRock Asset Management Canada Limited
BlackRock Investment Management (Australia) Limited
BlackRock Fund Managers Ltd

*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this Schedule 13G.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by BlackRock, Inc. It does not include securities, if any, beneficially owned by certain business units whose ownership of securities is disaggregated from that of BlackRock, Inc. in accordance with such release.

Explanatory note: This is a Schedule 13G amendment filing. Due to technical issues, this filing on the EDGAR system is being reflected as an initial filing.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: See Item 5.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BlackRock, Inc.: Spencer Fleming, Managing Director (01/08/2025)